

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-mail
Thomas L. Schilling
Executive Vice President and Chief Financial Officer
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

  Re: **Lender Processing Services, Inc**.
     Form 10-K for the fiscal year ended December 31, 2012
     Filed February 25, 2013
     File No. 001-34005

Dear Mr. Schilling:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 40 and 41

1. The audit reports do not include a signature. Please confirm to us that you received a signed report from KPMG, LLP. Refer to Rule 302 of Regulation S-T.

Note (13) Long-Term Debt, page 64

2. Please disclose the amount of retained earnings that is restricted or free of restriction for the payment of dividends to your stockholders. Refer to Rule 4-08(e) of Regulation S-X. Provide the disclosure required under ASC 944-505-50, as applicable.

Note (15) Employee Benefit Plans, page 71
Stock Option Plans, page 71

3. We note you continue to use the simplified method in determining the expected life of options. Please explain to us why you believe you still do not have sufficient historical share option exercise experience to estimate expected term and why the simplified method is appropriate in your situation. Refer to SAB Topic 14:D.2.

Note (19) Consolidating Financial Information, page 77

4. Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you or advise us of the basis of your presentation. Please note a subsidiary guarantor only qualifies for relief under Rule 3-10 of Regulation S-X if it is 100% owned. For a non-corporate subsidiary, all interests must be owned by the parent. Please refer to paragraph (h) of Rule 3-10 of Regulation S-X.   In this regard, please also revise your accounting policy as to the principles of consolidation to describe the principles you follow in determining the inclusion or exclusion of subsidiaries. Refer to Rule 3A-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Chris Breakiron